Simer Sawhney

Developer

Boston, Massachusetts, United States · Contact info

230 connections

Deltek

IT University of Copenhagen, Denmark

Experience

Deltek
6 yrs

Functional Lead - Maconomy Extensions
May 2014 – Dec 2016 · 2 yrs 8 mos
Woburn, Massachusetts

Principal Consultant
Jul 2012 – May 2014 · 1 yr 11 mos
Greater Boston Area

Sr. Consultant
Jan 2011 – Jul 2012 · 1 yr 7 mos

Maconomy Inc.
4 yrs 4 mos

Technical Consultant
Aug 2009 – Dec 2010 · 1 yr 5 mos

Software Developer
Sep 2006 – Jul 2009 · 2 yrs 11 mos

Education

IT University of Copenhagen, Denmark
Master of Science (MSc), Internet & Software Technology
2004 – 2006